As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

 ☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from _______ to _______

Commission File No.:  001-31740

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citadel Broadcasting Company 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citadel Broadcasting Corporation
7201 West Lake Mead Boulevard, Suite 400
Las Vegas, NV  89128

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4 - 8
SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i,
Schedule of Assets (Held at End of Year) as of December 31, 2004	9
SIGNATURES	10
INDEX TO EXHIBITS	11

NOTE:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and the participants of the Citadel Broadcasting Company 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Los Angeles, California
June 27, 2005

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value:
Common stock	$99,182	$-
Common/collective trusts	4,275,654	4,097,567
Mutual funds	34,376,272	27,527,435
Accrued income	126	392
Participant notes	1,166,261	877,070
Non-interest bearing cash	2,538	38,010

Total investments	39,920,033	32,540,474

Receivables:
Employer contributions	902,003	1,355,282
Participant contributions	135,652	127,508

Total receivables	1,037,655	1,482,790

LIABILITIES—Excess contributions payable	-	557,228

NET ASSETS AVAILABLE FOR BENEFITS	$40,957,688	$33,466,036

See accompanying notes to financial statements.

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$2,963,488
Interest and dividend income	1,300,454
Interest on participants’ notes	98,735

Total investment income	4,362,677

Contributions:
Participant	5,261,489
Employer	740,216
Rollover contributions by participants	981,967

Total contributions	6,983,672

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS	11,346,349

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
ATTRIBUTED TO:
Distributions to and withdrawals by participants	3,819,828
Administrative expenses	34,869

Total deductions	3,854,697

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,491,652

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,466,036

End of year	$40,957,688

See accompanying notes to financial statements.

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following brief description of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (the “Company” or “Plan sponsor”) who have reached the age of 21. The Company acts as the Plan administrator.

Eligibility and Contributions—Eligible employees may begin participation in the Plan on the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code, as amended (“IRC”).

Eligible participants may elect to defer up to 20% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Rollover contributions from other qualified plans are permitted. The Company may make matching contributions to the Plan, which will be allocated to the participants’ accounts and may be given in the form of Company stock. The amount of the matching contribution is at the discretion of the Company’s Board of Directors. Matching contributions for 2003 equaled 100% of the participants’ elective deferral contribution up to 2% of their eligible annual earnings. Effective January 1, 2004, the Company modified the matching contribution to equal 100% of the participants’ elective deferral contribution up to 10% of their annual earnings. Participants who have completed one year of service, who have reached age 21 and who were employed on the last day of the Plan year are eligible for discretionary matching contributions.

Effective September 1, 2002, participants age 50 and older are permitted to make additional catch-up contributions not to exceed $3,000 in 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any rollover amounts, the Company’s discretionary matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in elective deferral contributions and rollover amounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 (continued)

1)	Date of participant’s death
2)	Date participant incurs a total disability
3)	Date of Plan termination
4)	Date participant completes 60 months of vesting as follows:

Vesting	Vesting
Service	Percentage

1 year	-
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $131,801 and $199,944, respectively.  These accounts are used to reduce future employer contributions and to offset Plan expenses.  During the year ended December 31, 2004, employer contributions were reduced by $111,758 from forfeited nonvested accounts.

Payment of Benefits—Upon termination of service, demonstrated hardship, retirement or in the event of death, a participant’s account may be distributed in a lump-sum payment equal to the value of the participant’s vested account balance. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2004 and 2003.

Investment Funds—All of the Plan’s investment funds are offered through Merrill Lynch Trust Company (“Merrill Lynch”), the custodian and trustee of the Plan.

Participants give investment direction to their Plan account by selecting from investment choices provided under the Plan, as determined by the Plan sponsor.

Participant Notes Receivable—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for a loan taken out for the purchase of a principal residence, which has a term of 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding as of December 31, 2004 range from 5.00% to 11.25% with maturities through December 2017. Principal and interest are paid ratably through payroll deductions.

Excess Contributions Payable—Amount represents excess participant contributions and earnings attributable to those contributions during the Plan year to be refunded to participants. Such refunds may be required if the Plan is not in compliance with certain anti-discrimination provisions of ERISA. There were no refunds for the year ended December 31, 2004, and the refunds were completed by March 15, 2004 for the year ended December 31, 2003.

Plan Termination—Although the Plan sponsor has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants’ accounts shall become 100% vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 (continued)

Investment Valuation—The investments, which are held by Merrill Lynch, are valued at fair market value based on quoted market prices in an active market. Participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Changes in the market value of investments held at year end and realized gains and losses on investment transactions during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses—Expenses related to loan administration of $7,900 in 2004 were paid out of participants’ accounts. Other expenses related to the Plan’s administration are charged against and withdrawn from the Plan. The employer may pay any of such expenses or reimburse the Plan for any payments. During 2004, administrative expenses of $26,019 were paid out of the forfeiture account.

Payments of Benefits—Benefits are recorded when paid.

Use of Estimates— The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.  The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.   Due to the level of risk associated with certain investment securties, it is reasonably possible that changes in the values of investment securties will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 (continued)

3.	INVESTMENTS

Investments consist of the following at December 31:

	2004		2003

Cash	$2,538		$38,010

Common Stock
Citadel Broadcasting Corporation	99,182		-

Common/Collective Trusts
ML RET Preservation Trust	4,022,076	*	3,938,494	*
ML RET Preservation Trust GM	253,578		159,073
	4,275,654		4,097,567
Mutual Funds
ML Global Allocation FD CL D	234,975		109,664
ML Healthcare Fund Class D	169,152		115,043
ML Value Opportunities CL A (1)	4,501,984	*	3,824,879	*
ML Value Opportunities CL A GM (1)	318,648		190,880
Phoenix Real Estate Secs	2,731,709	*	2,128,337	*
ML S&P 500 Index Fund CL A	6,294,884	*	5,352,370	*
Oppen Quest Bal Val CL A	1,697,069		1,390,567
Van Kampen Comstock FD CL A	423,729		159,986
Van Kampen Comstock CL A GM	246,982		146,959
ML US Govt Mortgage FD CL D	1,011,962		896,296
Calvert Income Fund	2,391,235	*	2,018,219	*
Calvert Income Fund - GM	937,887		567,135
Dreyfus Premier Tech—GR CL A	123,004		130,462
The Oakmark Select FD CL II	2,668,700	*	2,601,772	*
The Oakmark Select CL II GM	100,885		62,266
Hotchkis & Wiley Mid Cap Val A	2,792,130	*	1,793,934	*
H&W Mid Cap Val A GM	115,824		70,190
ML Fundamental Growth FD CL D	3,012,366	*	2,469,646	*
ML Fundamental Growth D GM	245,846		148,204
ING Intl Value FD CL A	3,879,796	*	3,095,127	*
ING Intl Value FD CL A—GM	258,908		156,491
Davis Series Financial FD CL A	218,197		98,808
Pending Settlement Funds	400		200

	34,376,272		27,527,435

Accrued income	126		392

Participant notes	1,166,261		877,070

Total Investments	$39,920,033		$32,540,474

Investment Income
Net appreciation in fair value of investments:
Citadel Broadcasting Corporation common stock	$7,983		$-
Common/collective trusts	-		-
Mutual funds	2,955,505		5,953,580
Interest and dividend income	1,300,454		601,715

* Investment represents 5% or more of the Plan’s net assets available for benefits at year-end.

(1) The ML Small Cap Value Fund changed its name to the ML Value Opportunities Fund effective July 26, 2004.

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 (continued)

4.	FEDERAL INCOME TAX STATUS

The Company adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 4, 2002. However, the Plan sponsor has not requested a determination letter specific to the Company’s adoption of the prototype plan. The Plan was subsequently amended on January 1, 2004 to modify Company matching contributions. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED PARTY TRANSACTIONS

Certain of the Plan’s investments consisted of shares of common/collective trusts managed by Merrill Lynch, the custodian as defined by the Plan; therefore, these qualify as party-in-interest transactions.

Plan investments include Citadel Broadcasting Corporation common stock. The Company is a wholly-owned subsidiary of Citadel Broadcasting Corporation and is the sponsor of the Plan. Therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. As of December 31, 2004 and 2003, the Plan held 6,130 shares and 0 shares, respectively, of Citadel Broadcasting Corporation common stock with a cost basis of $88,883 and $0, respectively.

******

SUPPLEMENTAL SCHEDULE

CITADEL BROADCASTING COMPANY
401(k) RETIREMENT SAVINGS PLAN
EIN: #86-0703641
PLAN NUMBER 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Column A	Column B	Column C	Column E
		Description of Investment
	Identity of Issuer,	(Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value)	Value
		Cash	$2,538

		Common Stock
*	Citadel Broadcasting Corporation	Citadel Broadcasting Corporation	99,182

		Common/Collective Trusts
*	Merrill Lynch	ML RET Preservation Trust	4,022,076
*	Merrill Lynch	ML RET Preservation Trust GM	253,578

		Mutual Funds
*	Merrill Lynch	ML Global Allocation FD CL D	234,975
*	Merrill Lynch	ML Healthcare Fund Class D	169,152
	Phoenix Investment	Phoenix Real Estate Secs	2,731,709
*	Merrill Lynch	ML S&P 500 Index Fund CL A	6,294,884
	Oppenheimer Funds	Oppen Quest Bal Val CL A	1,697,069
	Van Kampen	Van Kampen Comstock FD CL A	423,729
	Van Kampen	Van Kampen Comstock CL A GM	246,982
*	Merrill Lynch	ML US Govt Mortgage FD CL D	1,011,962
	Calvert	Calvert Income Fund	2,391,235
	Calvert	Calvert Income Fund - GM	937,887
	Dreyfus Corp.	Dreyfus Premier Tech—GR CL A	123,004
	Morningstar	The Oakmark Select FD CL II	2,668,700
	Morningstar	The Oakmark Select CL II GM	100,885
	Mercury Advised	Hotchkis & Wiley Mid Cap Val A	2,792,130
	Mercury Advised	H&W Mid Cap Val A GM	115,824
*	Merrill Lynch	ML Fundamental Growth FD CL D	3,012,366
*	Merrill Lynch	ML Fundamental Growth D GM	245,846
	ING	ING Intl Value FD CL A	3,879,796
	ING	ING Intl Value FD CL A—GM	258,908
	Davis Selected	Davis Series Financial FD CL A	218,197
*	Merrill Lynch	ML Value Opportunities CL A	4,501,984
*	Merrill Lynch	ML Value Opportunities CL A GM	318,648
*	Merrill Lynch	Pending Settlement Funds	400
*	Merrill Lynch	Accrued income	126

*	Participant loans	5.00 percent to 11.25 percent notes, due
		from January 2005 to May 2019	1,166,261

		Total:	$39,920,033
* Represents a party-in-interest.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, Citadel Broadcasting Corporation, which adminsters the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL BROADCASTING CORPORATION

Date: June 28, 2005	By:	/s/ RANDY L. TALYOR

Name: Randy L. Taylor
Title: Vice President - Finance and Secretary

INDEX TO EXHIBITS

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm
(Filed herewith)